Exhibit 99.5

Bragg Gaming Group Reports Second Quarter 2026 Financial Results

TORONTO, August 13, 2026 –- (BUSINESS WIRE) -- Bragg Gaming Group (NASDAQ:BRAG; TSX:BRAG) (“bragg” or the “Company”), a leading igaming content and platform technology solutions provider, today announced its financial results for the second quarter of 2026.

Second Quarter 2026 Financial Highlights

●	Revenue: Total quarterly revenue of EUR 22.9m (USD 26.1m)[1] in the second quarter, a decrease of 12% from EUR 26.1m (USD 30.6m) in the second quarter of 2025:

o	The Netherlands revenue declined 14% year-over-year, reflecting the anticipated roll-off of legacy platform contracts following customer migrations;

o	Revenue from proprietary content deployed in Canada and the United States grew 44% year-over-year, and 25% from 1Q26; and

o	Brazil revenue was flat compared to the second quarter of 2025, as certain operators moved to direct supplier integrations.

●	Operating Loss, Net Loss and Adjusted EBITDA[2]

o	Operating loss for the second quarter was EUR 1.9m (USD 2.2m), a EUR 0.4m (USD 0.5m) improvement from an operating loss of EUR 2.3m (USD 2.7m) in the same period of 2025, as reduced operating expenses more than offset the impact of lower revenue on gross profit;

o	Net loss for the second quarter was EUR 2.9m (USD 3.3m), or EUR 0.11 (USD 0.13) per common share, compared to EUR 1.8m (USD 2.1m), or EUR 0.07 (USD 0.08) per common share, in the same period of 2025; and

o	Adjusted EBITDA was EUR 3.5m (USD 4.0m), flat compared to the second quarter of 2025, representing an Adjusted EBITDA Margin[3] of 15% compared to 13% in the second quarter of 2025. Adjusted EBITDA remained broadly flat despite lower revenue, resulting in a 212-basis-point expansion in margin. This was driven by compensation savings from headcount reductions implemented since the beginning of the fiscal year and a favorable period-over-period change in bad debt provisions.

1 Results converted from EUR to USD assume an exchange rate of 1.1394 for the three-month period ending June 30, 2026, and assume an exchange rate of 1.1720 for the three-month period ending June 30, 2025.

2,3 Adjusted EBITDA and Adjusted EBITDA Margin are non-IFRS financial measures. For important information on the Company’s non-IFRS financial measures, see “Other Financial Information” below.

Second Quarter 2026 and Recent Business Highlights

●	Expanded Operator Relationships in Europe: Signed a definitive agreement with leading Belgian operator 711 to power its new online sportsbook, integrating Kambi’s Turnkey Sportsbook and bragg’s Fuze™ engagement toolset, and supported Super Technologies’ entry into the regulated Greek market through its Superbet brand with RGS games and HUB aggregation.

●	Announced Further Restructuring: On July 9, 2026, announced a further reduction of approximately 19% in its global workforce, expected to deliver approximately EUR 6.0m (USD 6.8m) in incremental annualized cash savings and bringing total expected annualized savings to approximately EUR 10.5m (USD 12.0m) together with the restructuring announced on January 8, 2026.

●	Entered the Alberta Market: On July 13, 2026, subsequent to quarter end, went live in the newly regulated Alberta igaming market at market opening, with multiple operators. More than 80 bragg titles are available to players in the province.

●	Completed the Acquisition of Drayton International: On July 22, 2026, subsequent to quarter end, completed the acquisition of Drayton International ("Drayton"), a diversified gaming technology and content platform, for USD 9.0m satisfied entirely in shares.

●	Appointed Matt Davey as Non-Executive Chairman: Matt Davey, Founder and Chairman of Tekkorp Capital and previously the builder of NYX Gaming Group, became Non-Executive Chairman on closing of the Drayton transaction and holds approximately 10% of bragg’s outstanding shares.

●	Completed Private Placement and Renewed Revolving Credit Facility: All 751,445 subscription receipts issued at USD 1.73 converted into common shares and warrants on closing of the Drayton transaction, releasing approximately EUR 1.1m (USD 1.3m) of escrowed funds. Subscribers included bragg’s Chief Financial Officer, Chief Operating Officer, director Thomas Winter and Non-Executive Chairman Matt Davey. The Company also renewed its revolving credit facility with a Tier One Canadian financial institution for a further year on terms consistent with the existing arrangement.

Matevž Mazij, Chief Executive Officer of bragg, commented, “In the second quarter, we continued to execute on our strategy with a focus on profitability and disciplined cost management. Despite lower revenue, Adjusted EBITDA remained broadly flat and Adjusted EBITDA Margin expanded, supported by continued progress in reducing our cost base.”

“Since quarter end we closed the Drayton transaction, satisfied entirely in shares, and announced a further workforce reduction. Integrating Drayton is our primary focus for the remainder of the year. That work is underway across content and technology and remains at an early stage. Together with Matt Davey joining as Non-Executive Chairman, our direction is unchanged: a games-first strategy on a lower cost base.”

Matt Davey, incoming Non-Executive Chairman of bragg, commented, "I have invested in bragg because the underlying assets are genuinely valuable — proprietary content growing strongly in North America, proven platform technology, and a licensed footprint across more than 30 regulated markets that took years to build and cannot be quickly replicated. That value is not yet reflected in the Company's financial results and closing that gap will require real change in how the business is structured and operates. The sequence is clear: strengthen the balance sheet, simplify the operating model to a sustainably lower cash cost base, and then accelerate investment in product and distribution. The restructuring executed this year is a start, not a destination. Progress will be measured in cash generation in the short term, and revenue growth over time, and the Board will hold the business to that standard. As a significant investor in the Company, my interests are fully aligned with those of all shareholders and I look forward to reporting progress on our objectives over the coming quarters.”

Board Changes

The Company also announced that Donald Robertson has resigned from the Board of Directors, effective August 13, 2026. Jordan Gnat has been appointed to the Board with effect from the same date.

Mr. Gnat is a senior executive and investor with over 30 years of leadership experience, including more than 20 years in the global gaming, sports and media industries. He is Co-Founder and Managing Partner of Boardwalk Capital, a lower middle market private equity firm, and was previously founder and Chief Executive Officer of Playmaker Capital Inc., a digital sports media business sold to Better Collective A/S in February 2024. He has also held senior roles at FOX Bet, The Stars Group and Scientific Games, and served as President and Chief Executive Officer of Boardwalk Gaming and Entertainment. Mr. Gnat is a director of Think Research Corporation, Sandhills Gaming Corp., Omnigame A/S and Twin Pines Entertainment, and a member of the board of the Hospital for Sick Children Foundation.

Mr. Gnat participated in the Company's recent private placement and is a shareholder of bragg.

Commenting on the change, Matt Davey, Non-Executive Chairman of bragg, said, "On behalf of the Board, I would like to thank Donald Robertson for his service and for his contribution to bragg through a demanding period, and to wish him well. We are pleased to welcome Jordan Gnat. Jordan has spent more than 30 years building and scaling businesses as an operator and an investor, most recently taking Playmaker Capital from launch to a successful exit. His expertise and track record further strengthen a Board well equipped to support the combined business."

Withdrawal of 2026 Outlook

The Company's previously disclosed fiscal 2026 revenue and Adjusted EBITDA guidance (the “2026 Guidance”) was prepared in respect of the Company’s operations on a standalone basis.

The Company completed the acquisition of Drayton on July 22, 2026 (see "Overview of 2Q26 – Financial performance in the first half of 2026 – Others – Drayton Acquisition and Private Placement" in the Company’s Management Discussion and Analysis (“MD&A”) for the quarter ended June 30, 2026). Integration planning is underway, and the Company has limited operating history for the combined business.

With the integration of Drayton into the Company's operations at the planning stage, management does not have a reasonable basis on which to forecast the combined business for the remainder of the fiscal year. The Company is therefore withdrawing its previously disclosed 2026 Guidance.

Prior to the withdrawal of guidance, and on a standalone basis excluding Drayton, the Company was tracking below the low end of the revenue range and at the low end of the Adjusted EBITDA range, in each case as implied by the 2026 Guidance, while tracking to the upper end of the Adjusted EBITDA Margin range.

Management's focus is on integrating and optimizing the combined business, including aligning the product and technology roadmap, realizing identified efficiencies, and establishing the go-forward operating model and cost base.

Investor Conference Call

The Company will host a conference call today at 8:30 a.m. Eastern Time, during which Bragg Chief Executive Officer, Matevž Mazij, and Chief Financial Officer, Robert Bressler, will discuss the Company’s financial results and provide a business update.

A presentation of these results will be made available to download at: https://investors.bragg.group/events-and-presentations/presentations/default.aspx

To join the live call by telephone, please use the below dial-in information:

Participant Dial-In Numbers

International / United States Toll: +1 626 884 3620

United States Toll-Free: +1 833 461 5787

Canada Toll-Free: +1 833 769 6440

Canada Toll: +1 365 657 4084

United Kingdom Toll: +44 117 389 0104

United Kingdom Toll-Free: +44 808 196 8935

Conference ID: 781376648

The call will also be broadcast live and archived in the Investors section of the Company’s website, at: https://investors.bragg.group/events-and-presentations/events/default.aspx

About bragg

Bragg Gaming Group, “bragg” (NASDAQ: BRAG, TSX: BRAG) crafts igaming environments that elevate player experiences. By combining battle-tested regulatory expertise with smart technology and captivating games and gaming worlds, bragg delivers a proven revenue engine for operators and an unforgettable experience for players.

The bragg product suite includes:

●	casino games: Featuring bragg studios game experiences, as well as aggregated and bespoke IP crafted for bragg by partner studios.

●	fuze™: Real-time behavioral intelligence that maps player journeys to reduce churn and maximize lifetime value.

●	bragg hub: A single integration aggregating the industry's best games from bragg’s premium in-house studios and third-party games houses.

●	bragg PAM: A proven, scalable platform that simplifies operations across markets.

Licensed and operational in 30+ regulated markets globally, including the U.S., Canada, LatAm, and Europe, bragg is engineered for igaming players and built for operator growth.

Caution Regarding Forward-Looking Statements

This news release may contain forward-looking information and statements (collectively, “forward-looking statements”) within the meaning of applicable securities laws in Canada and the U.S., including financial and operational expectations and projections. These statements, other than statements of historical fact, are based on management’s current expectations and projections and are subject to a number of risks, uncertainties, and assumptions, including market and economic conditions, business prospects or opportunities, future plans and strategies (including the Company’s strategic realignment and headcount reductions, the integration of acquired businesses and the Company’s ability to forecast and provide guidance for the combined business), projections, technological developments, anticipated events and trends and regulatory changes that affect the Company, its subsidiaries and their respective customers and industries. Although the Company and management believe the expectations and projections reflected in such forward-looking statements are appropriate and are based on reasonable assumptions and estimates as of the date hereof, there can be no assurance that these assumptions or estimates are accurate or that any of these expectations and projections will prove accurate. Forward-looking statements are inherently subject to significant business, regulatory, economic and competitive risks, uncertainties and contingencies that could cause actual events to differ materially from those expressed or implied in such statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “would”, “should”, “believe”, “objective”, “ongoing”, “imply” or the negative of these words or other variations or synonyms of these words or comparable terminology and similar expressions.

By their nature forward-looking statements are subject to known and unknown risks, uncertainties, and other factors which may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among other things, the Company’s stage of development, long-term capital requirements and future ability to fund operations, future developments in the Company’s markets and the markets in which it plans to compete, risks associated with its strategic alliances, the impact of entering new markets on the Company’s operations, and risks associated with new or proposed gaming regulations. Each factor should be considered carefully, and readers are cautioned not to place undue reliance on such forward-looking statements. For a detailed description of risk factors associated with the Company, please refer to the “Risk Factors” section in the Company’s current annual information form (the “AIF”), a copy of which is available electronically on the Company’s website, under the Company’s SEDAR+ profile at www.sedarplus.ca and under the Company’s EDGAR profile at www.sec.gov/search-filings.

Shareholders and investors should not place undue reliance on forward-looking statements and FOFI as the plans, assumptions, intentions or expectations and projections upon which they are based might not occur. The forward-looking statements and FOFI contained in this news release are expressly qualified by this cautionary statement. Unless otherwise indicated by the Company, forward-looking statements and FOFI in this news release describe the Company’s expectations and projections as of August 13, 2026, and, accordingly, are subject to change after such date. The Company does not undertake to update or revise any forward-looking statements, except in accordance with applicable securities laws.

Other Financial Information

To supplement its Interim Financial Statements presented in accordance with IFRS, the Company considers certain financial measures and metrics that are not prepared in accordance with IFRS. The Company uses such non-IFRS financial measures and metrics in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that such measures and metrics help identify underlying trends in its business that could otherwise be masked by the effect of the expenses that it excludes in such measures.

The Company also believes that such measures provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making. However, these measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS. There are a number of limitations related to the use of such non-IFRS measures as opposed to their nearest IFRS equivalents. Accordingly, these non-IFRS measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. The Company uses the non-IFRS financial measures and metrics “EBITDA”, “Adjusted EBITDA” and “Adjusted EBITDA Margin”, each as defined below in this news release. The most directly comparable financial measure to each of EBITDA and Adjusted EBITDA is Net Loss. These non-IFRS measures are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. The Company also believes that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. The Company’s management uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation.

The Company defined such non-IFRS measures as follows:

“EBITDA” means as net income (loss) plus interest, taxes, depreciation and amortization; provided that all revenue, costs and expenses shall be recorded on an accrual basis. The Company’s method of calculating EBITDA may differ from the method used by other issuers and, accordingly, the Company’s EBITDA calculation may not be comparable to similarly titled measures used by other issuers. “Adjusted EBITDA” means EBITDA after: (i) adding back share based compensation; (ii) deducting lease payments recorded as a depreciation of right-of-use assets and lease interest expense; (iii) adding back or deducting gain (loss) on lease modification; (iv) adding back or deducting gain (loss) on re-measurement of deferred consideration; (v) adding back certain exceptional costs; (vi) adding back transaction and acquisition costs; and (vii) adding back or deducting gain (loss) on disposal of tangible assets. “Adjusted EBITDA Margin” means Adjusted EBITDA divided by revenue.

A reconciliation of operating loss to EBITDA and Adjusted EBITDA is as follows in this news release as well as in the Company’s MD&A for the quarter ended June 30, 2026.

Future Oriented Financial Information

This news release may contain future oriented financial information (“FOFI”) within the meaning of applicable securities laws. The FOFI has been prepared by management to provide an outlook on bragg’s proposed activities and potential results and may not be appropriate for other purposes. The FOFI has been prepared based on a number of assumptions, including assumptions with respect to customer growth and market expansion. bragg and its management believe that the FOFI has been prepared on a reasonable basis, reflecting management’s best estimates and judgments; however, the actual results of operations of bragg and the resulting financial results may vary from the amounts set forth herein and such variations may be material. FOFI contained in this news release was made as of the date of this news release and bragg disclaims any intention or obligation to update or revise any FOFI contained in this news release, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law.

Join bragg on LinkedIn

For further information:

Robert Bressler

Chief Financial Officer

Bragg Gaming Group Inc.

+1 (647)-480-1591

investors@bragg.group

Financial tables follow:

BRAGG GAMING GROUP INC.

INTERIM UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Revenue	22,892	26,079	48,544	51,584
Cost of revenue	(11,053)	(12,336)	(22,478)	(23,557)
Gross Profit	11,839	13,743	26,066	28,027

Selling, general and administrative expenses	(13,780)	(16,091)	(29,446)	(31,898)
Loss on remeasurement of deferred consideration	—	—	—	(157)
Operating Loss	(1,941)	(2,348)	(3,380)	(4,028)

Net interest expense and other financing charges	(425)	(14)	(251)	(360)
Loss Before Income Taxes	(2,366)	(2,362)	(3,631)	(4,388)

Income taxes recovery (expense)	(509)	533	(430)	(81)
Net Loss	(2,875)	(1,829)	(4,061)	(4,469)

Items to be reclassified to net loss:
Cumulative translation adjustment	308	(2,680)	609	(4,103)
Net Comprehensive Loss	(2,567)	(4,509)	(3,452)	(8,572)

Basic Loss Per Share	(0.11)	(0.07)	(0.16)	(0.18)
Diluted Loss Per Share	(0.11)	(0.07)	(0.16)	(0.18)

	Millions	Millions	Millions	Millions
Weighted average number of shares - basic	25.6	25.2	25.6	25.1
Weighted average number of shares - diluted	25.6	25.2	25.6	25.1

BRAGG GAMING GROUP INC.

INTERIM UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

	As at	As at
	June 30,	December 31,
	2026	2025
Cash and cash equivalents	3,308	6,658
Trade and other receivables	17,857	21,122
Prepaid expenses and other assets	4,279	3,905
Total Current Assets	25,444	31,685
Property and equipment	972	1,198
Right-of-use assets	3,348	3,975
Intangible assets	29,208	30,421
Goodwill	31,558	31,206
Investments in associates	428	459
Other assets	405	405
Total Assets	91,363	99,349

Trade payables and other liabilities	23,816	25,520
Income taxes payable	351	1,824
Lease obligations on right of use assets	1,378	1,367
Share appreciation rights liability	312	471
Loans payable	2,809	3,512
Total Current Liabilities	28,666	32,694
Deferred income tax liabilities	421	509
Lease obligations on right of use assets	2,078	2,725
Share appreciation rights liability	103	123
Other non-current liabilities	596	596
Total Liabilities	31,864	36,647

Share capital	134,269	133,946
Contributed surplus	17,670	17,673
Accumulated deficit	(93,593)	(89,461)
Accumulated other comprehensive income	1,153	544
Total Equity	59,499	62,702
Total Liabilities and Equity	91,363	99,349

BRAGG GAMING GROUP INC.

UNAUDITED SELECTED FINANCIAL GAAP AND NON-GAAP MEASURES

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

	Three Months Ended June 30,		Six Months Ended June 30,
EUR 000	2026	2025	2026	2025
Revenue	22,892	26,079	48,544	51,584
Operating Loss	(1,941)	(2,348)	(3,380)	(4,028)
EBITDA	2,952	2,621	6,196	5,661
Adjusted EBITDA	3,522	3,459	7,538	7,543

BRAGG GAMING GROUP INC.

RECONCILIATION OF OPERATING LOSS TO EBITDA AND ADJUSTED EBITDA

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

	Three Months Ended June 30,		Six Months Ended June 30,
EUR 000	2026	2025	2026	2025
Net Loss	(2,875)	(1,829)	(4,061)	(4,469)
Income taxes (recovery) expense	509	(533)	430	81
Loss Before Income Taxes	(2,366)	(2,362)	(3,631)	(4,388)
Net interest expense and other financing charges	425	14	251	360
Depreciation and amortization	4,893	4,969	9,576	9,689
EBITDA	2,952	2,621	6,196	5,661
Depreciation of right-of-use assets	(376)	(215)	(678)	(429)
Lease interest expense	(29)	(25)	(55)	(52)
Gain on lease modification	(26)	—	(56)	(101)
Share based compensation	107	739	145	1,585
Transaction and acquisition costs	—	—	40	—
Exceptional costs	895	339	1,951	722
Gain on disposal of tangible assets	(1)	—	(5)	—
Loss on remeasurement of deferred consideration	—	—	—	157
Adjusted EBITDA	3,522	3,459	7,538	7,543